THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

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DEPOSITARY RECEIPTS

March 27, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

02 APR 15 AM 11:23

SUPPL

Re: Mitsubishi Corporation – File No. 82-3784

Dear Sirs:

At the request of Mitsubishi Corporation, we are enclosing a copy of their:

- **Notice of Agreement Reached on Basic Conditions for Consolidation of Steel Products Operations**

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

S. Sumikawa

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

dlw 4/16

March 27, 2002

FOR IMMEDIATE RELEASE

Mitsubishi Corporation
Nissho Iwai Corporation

Agreement Reached on Basic Conditions for Consolidation of Steel Products Operations

Mitsubishi Corporation (Hdqrs.: Chiyoda-ku, Tokyo; President: Mikio Sasaki) and Nissho Iwai Corporation (Hdqrs.: Minato-ku, Tokyo; President: Shiro Yasutake) today announced that they have reached agreement on the basic conditions for the consolidation of their steel products operations. The agreement comes after an extensive review of their business portfolios since January 2001.

The two companies hope to sign a definitive agreement by the end of April 2002 and will make preparations toward the establishment of a joint venture company on October 1.

Basic Conditions:

1. Shareholding

Mitsubishi Corp.	60%
Nissho Iwai Corp.	40%

2. Chairman and president of the new company (Schedule)
   (Scheduled date of establishment: October 1, 2002)
   Chairman : Norio Okada
   Executive Vice President, Group COO, Metals Group
   Mitsubishi Corporation

   President : Masashi Mizutani
   Senior Managing Executive Officer, President of Metals Company
   Nissho Iwai Corporation

3. Capital of the joint venture company (Schedule as of October 1, 2002)
   ¥150.0 billion

Capital contribution:	Mitsubishi Corp.	¥90.0 billion
	Nissho Iwai Corp.	¥60.0 billion

Profile of the Joint Venture

The new company is expected to have total assets of approximately ¥1 trillion, consolidated annual trading transactions approximating ¥2.08 trillion, gross profit of

approximately ¥97.0 billion, and ordinary income of nearly ¥20.0 billion. The number of employees transferred to the new company will be about 750.

The new company will restructure and consolidate a number of operations, resulting in reduced interest expenses with lower inventory, lower fixed expenses and logistics costs as well as trimmed workforces.
These synergetic effects of cost reduction will lift gross profit of the new company to ¥100.0 billion and ordinary income to about ¥30.0 billion after 3 years.

The new company headquarter will be located in Minato-ku.

For further information, please contact:
Mitsubishi Corporation, Corporate Communications Dept.
Messrs. Nishizawa, Shimoda tel: +81-3-3210-2172
Nissho Iwai Corporation, Public Relations Dept.
Messrs. Aoki, Nishikawa tel: +81-3-3588-4036

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